FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

<u>Structured Asset Mortgage Investments II Inc.</u>	<u>0001243106</u>
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
<u>Form 8-K, January 26, 2005, Series 2005-1</u>	<u>333-120916</u>

Name of Person Filing the Document
(If Other than the Registrant)

05002891

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENT II INC.

By: ______________________
Name:
Title:

Dated: January 26, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

PRIME 0501

From PDA:
=========

1) Loans with a net rate lower than 5.50% (Discount Mortgage Loans) have a Principal Only class stripped out so that they can support a 5.50% coupon; standard ratio stripping as follows:

Discount Fraction = (5.5 - Net Rate) / 5.5

Pay the Discount Fraction of Discount Mortgage Loans (PO Distribution Amount) to PO until retired.

2) Loans with a net rate equal to or greater than 5.50% but less than 8.00% are stripped upwards and downwards to 5.50% and 8.00%.

3) Loans with net mortgage rates equal to or greater than 8.00% are Premium Mortgage Loans.

FORMULAS:

A. For loans with net mortgage rates greater than 5.50%, the formula for calculating Percent Contributing to 8.00% cashflows is as follows:

((Mortgage Net Rate - 5.50)*100)/1

B. Percent Contributing to 5.50% cashflows is given as:

(100 - Percent Contributing to 8.00%)

5.50% Coupon Available Cash = sum of:

Discount Principal less PO Principal Distribution Amount plus Calculation B above

6.50% Coupon Available Cash = sum of:

Premium Principal plus Calculation A above

SENIOR DISTRIBUTION:
====================

From senior principal pay concurrently as follows:

A.) Pay from 5.50% Coupon available cash as follows:

1) Pay the Lock Amount to L.

2) Beginning with the February 25, 2008 distribution date, pay $17,400.00 to ED.

3) Pay A, B, ED, and L sequentially until retired.

B.) Pay from 8.00% Coupon available cash pay F until retired.

For the NAS tranche L:

Lock percent: beginning balance of L over the beginning balance of the 5.50% collateral subgroup loan balance.

Lock (hard): No scheduled or unscheduled principal for the 1st 5 years.

Lock Amount is Lock percent times scheduled and unscheduled principal of the 5.50% collateral subgroup loan balance after application of standard shifting schedule.

Notional:

S : Inverse floater Notional balance tracking F floater balance.

D2: Notional balance tracking ED.

---

1 Month Libor at 2.40

PRIME-0501
Deal Summary

Parameters:

Collateral Type:	Assumed WAM: 344
Dated Date: 01-Jan-2005	Gross WAC:: 5.949
Settlement Date: 28-Jan-2005	Net Coupon: 5.679
First Pmt Date: 25-Feb-2005	Median Speed: 300.00% PSA
Offering: 190,000,000	Payment Freq: Monthly

Descriptions:

	Cls	Face	Coupon	WAL	Description
1	A	127,369,000.00	5.5000	3.38	SENIOR/AAA
2	B	5,269,960.90	5.5000	8.39	SENIOR/AAA
3	ED	17,400,000.00	5.3500	12.60	SENIOR/AAA
4	D2	(N)17,400,000.00	.1500	12.60	SENIOR/AAA
5	L	16,673,000.00	5.5000	10.97	SENIOR/NAS/AAA
6	F	16,516,697.36	2.8000	5.15	Floater
7	S	(N)16,516,697.36	5.2000	5.15	Inverse
8	B1	2,660,000.00	5.7254	10.11	SUB1/MEZ
9	B2	1,140,000.00	5.7254	10.11	SUB2
10	B3	570,000.00	5.7254	10.11	SUB3
11	B4	285,000.00	5.7254	10.11	SUB4
12	B5	285,000.00	5.7254	10.11	SUB5
13	B6	285,000.00	5.7254	10.11	SUB6
14	PO	1,546,341.74	.0000	4.97	PRINCIPAL ONLY

	Cls	Formula	Cap	Floor	Freq	Dly	Reset	Strike
1	F	40.00000 + (1.00000 * 1M_LIB)	8.00000	0.40000	12	0		
2	S	760.00000 + (-1.00000 * 1M_LIB)	7.60000	0.00000	12	0		

Ref:	1mo	3mo	6mo	2yr	3yr	5yr	10yr	30yr
Treas:	2.026	2.343	2.624	3.200	3.349	3.700	4.267	4.857

BEAR STEARNS

FASTrader

SCHAIB-0501 B4 ()

SCHAIB-0501 B4 ()

Dated Date:	1/1/05	**Pricing**	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	1/28/05	WAM:	.00
Date of 1st CF:	2/25/05	Type:	
Pmts Per Year:		**Collateral**	
Manager:		**Cumulative Prepayment**	
Face:	.00		
Speed Assumpt.:			

Monthly Prepayment
Date PSA CPR

Deal Comments

Tranche Details

Des:	B4	P-Des:	B4
Cusip:		Description:	SUB4
Orig. Bal:	367,000.00	Current Bal:	367,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.72	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas
Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.55	2.70	2.92	3.22	3.58	3.79	3.95	4.09	4.21	4.32
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.42	4.50	4.58	4.65	4.71	4.76	4.81	4.86	4.99	5.06

Settlement Date: 1/28/2005 Valuation Date: 1/25/2005 Yield Curve: USD Swap

Results

1M_LIB Losses					2.40000 0 SDA 25 Sev.PLAA	2.40000 50 SDA 25 Sev.PLAA	2.40000 100 SDA 25 Sev.PLAA	2.40000 150 SDA 25 Sev.PLAA	2.40000 200 SDA 25 Sev.PLAA
Prepay	0% PSA	Price	80: 0	Yield	8.05	1.20	-42.08	-65.89	-83.95
Prepay	100% PSA	Price	80: 0	Yield	8.44	6.72	-36.56	-61.78	-80.93
Prepay	300% PSA	Price	80: 0	Yield	8.99	9.00	-5.38	-51.08	-73.31
Prepay	400% PSA	Price	80: 0	Yield	9.19	9.19	3.25	-43.53	-68.34
Prepay	500% PSA	Price	80: 0	Yield	9.35	9.36	8.06	-31.33	-62.08

Security	% of Orig. Bal	Face Value
SCHAIB-0501 B4 ()	100.00	367,000.00

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader

SCHAIB-0501 B5 ()

Settlement Date: 1/28/2005 Valuation Date: 1/25/2005 Yield Curve: USD Swap

SCHAIB-0501 B5 ()

Dated Date:	1/1/05	Pricing	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	1/28/05	WAM:	.00
Date of 1st CF:	2/25/05	Type:	
Pmts Per Year:		Collateral	
Manager:		Cumulative Prepayment	
Face:	.00		
Speed Assumpt.:			

Monthly Prepayment
Date PSA CPR

Deal Comments

Tranche Details

Des:	B5	P-Des:	B5
Cusip:		Description:	SUB5
Orig. Bal:	276,000.00	Current Bal:	276,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.72	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas
Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.55	2.70	2.92	3.22	3.58	3.79	3.95	4.09	4.21	4.32
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.42	4.50	4.58	4.65	4.71	4.76	4.81	4.86	4.99	5.06

Results

1M_LIB Losses					2.40000 0 SDA 25 Sev.PLAA	2.40000 50 SDA 25 Sev.PLAA	2.40000 100 SDA 25 Sev.PLAA	2.40000 150 SDA 25 Sev.PLAA	2.40000 200 SDA 25 Sev.PLAA
Prepay	0% PSA	Price	65: 0	Yield	10.52	-25.38	-63.78	-89.24	-107.52
Prepay	100% PSA	Price	65: 0	Yield	11.30	-18.76	-60.02	-86.75	-105.70
Prepay	300% PSA	Price	65: 0	Yield	12.35	7.15	-50.35	-80.79	-101.43
Prepay	400% PSA	Price	65: 0	Yield	12.72	11.25	-43.68	-77.11	-99.00
Prepay	500% PSA	Price	65: 0	Yield	13.02	13.03	-34.24	-72.68	-96.22

Security	% of Orig. Bal	Face Value
SCHAIB-0501 B5 ()	100.00	276,000.00

*** Please see attached document for detailed scenario assumptions used. ***

FAST
FINANCIAL ANALYTICS & STRUCTURED TRANSACTIONS

BEAR STEARNS

FASTrader
SCHAIB-0501 B6 ()

SCHAIB-0501 B6 ()

Dated Date:	1/1/05	
Trade Date:	1/1/01	
Settle Date:	1/28/05	
Date of 1st CF:	2/25/05	
Pmts Per Year:		
Manager:		
Face:	.00	
Speed Assumpt.:		

Pricing
WAC: .00
WAM: .00
Type:

Collateral
Cumulative Prepayment

Monthly Prepayment
Date PSA CPR

Deal Comments

Tranche Details

Des:	B6	P-Des:	B6
Cusip:		Description:	SUB6
Orig. Bal:	367,285.25	Current Bal:	367,285.25
Factor:	1.00	As of:	1/1/01
Coupon:	5.72	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas
Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.55	2.70	2.92	3.22	3.58	3.79	3.95	4.09	4.21	4.32
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.42	4.50	4.58	4.65	4.71	4.76	4.81	4.86	4.99	5.06

Settlement Date: 1/28/2005 Valuation Date: 1/25/2005 Yield Curve: USD Swap

Results

1M_LIB Losses						2.40000 0 SDA 25 Sev.PLAA	2.40000 50 SDA 25 Sev.PLAA	2.40000 100 SDA 25 Sev.PLAA	2.40000 150 SDA 25 Sev.PLAA	2.40000 200 SDA 25 Sev.PLAA
Prepay	0% PSA	Price	30: 0	Yield		24.65	-44.71	-89.98	-118.37	-138.30
Prepay	100% PSA	Price	30: 0	Yield		26.54	-41.07	-88.04	-117.10	-137.26
Prepay	300% PSA	Price	30: 0	Yield		28.97	-31.61	-83.41	-113.98	-135.27
Prepay	400% PSA	Price	30: 0	Yield		29.83	-24.76	-80.72	-112.29	-133.98
Prepay	500% PSA	Price	30: 0	Yield		30.57	-2.62	-77.58	-110.40	-132.64

Security	% of Orig. Bal	Face Value
SCHAIB-0501 B6 ()	100.00	367,285.25

*** Please see attached document for detailed scenario assumptions used. ***

FAST
FINANCIAL ANALYTICS & STRUCTURED TRANSACTIONS